UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 12, 2018

L3 TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in Charter)

DELAWARE	001-37975	13-3937436
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 THIRD AVENUE, NEW YORK, NEW YORK	10016
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 697-1111

 (Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Item 1.01	Entry into a Material Definitive Agreement.

On October 12, 2018, L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which L3 and Harris have agreed, upon the terms and subject to the conditions set forth in the Merger Agreement, to effect an all-stock, merger of equals combination of their respective businesses. At the closing, L3 will merge with a newly formed, direct wholly owned subsidiary of Harris, with L3 surviving the merger as a direct wholly owned subsidiary of Harris (the “Merger”). At the effective time of the Merger (the “Effective Time”), the name of Harris will be changed to “L3 Harris Technologies, Inc.”

The board of directors of each of L3 and Harris has unanimously approved the Merger Agreement and the transactions contemplated thereby.

Merger Consideration

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each share of common stock, par value $0.01 per share, of L3 (the “L3 Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding any shares of L3 Common Stock held by L3, Harris or any of their respective wholly owned subsidiaries (other than shares of L3 Common Stock owned by a L3 benefit plan or held on behalf of third parties)) will be converted into, and become exchangeable for 1.30 (the “Exchange Ratio”) shares of common stock, par value $1.00 per share, of Harris (the “Harris Common Stock”). At the Effective Time, L3’s common stockholders will own approximately 46%, and Harris common stockholders will own approximately 54%, of the outstanding shares of common stock of the combined company.

The shares of Harris Common Stock to be issued in the Merger will be listed on the New York Stock Exchange (“NYSE”). No fractional shares of Harris Common Stock will be issued in the Merger, and holders of shares of L3 Common Stock will receive cash in lieu of any such fractional shares.

Governance

In the Merger Agreement, the parties have agreed to certain governance-related matters, which will also be set forth in the charter of the combined company at the Effective Time. At the Effective Time, (i) the Chairman, President and Chief Executive Officer of Harris immediately prior to the Effective Time (the “Harris CEO”) will become the Executive Chairman and Chief Executive Officer of the combined company and (ii) the Chairman, Chief Executive Officer and President of L3 immediately prior to the Effective Time (the “L3 CEO”) will become the Vice-Chairman, President and Chief Operating Officer of the combined company. On the second anniversary of the closing of the Merger, the L3 CEO will succeed the Harris CEO as the Chief Executive Officer of the combined company. At the Effective Time, each of the Chief Executive Officer and the President and Chief Operating Officer of the combined company will have the respective responsibilities set forth in the Merger Agreement and the charter of the combined company.

At the Effective Time, the board of directors of the combined company will consist of twelve directors, of whom (i) five will be individuals designated by L3 from the independent directors of L3 immediately prior to the Effective Time (of whom one will be designated by L3 to serve as the lead independent director of the combined company), (ii) five will be individuals designated by Harris from the independent directors of Harris immediately prior to the Effective Time and (iii) the remaining positions will be filled by the L3 CEO and the Harris CEO.

At the Effective Time, the board of directors of the combined company will establish four committees (each a “Standing Committee”): (i) the Audit Committee; (ii) the Nominating and Governance Committee; (iii) the Finance Committee; and (iv) the Compensation Committee. Each Standing Committee will have at least four members and, at the Effective Time, be composed of an equal number of directors who were former members of the board of directors of each of L3 and Harris. In addition, at the Effective Time, the L3 CEO and the Harris CEO will jointly establish and co-chair an integration steering committee to oversee the integration process.

The Merger Agreement also provides that, at the Effective Time, the combined company will be headquartered in Melbourne, Florida.

Conditions to the Merger

The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, among others (i) the adoption of the Merger Agreement by the stockholders of L3; (ii) the approval of the issuance of Harris Common Stock pursuant to the Merger Agreement (the “Share Issuance”) and adoption of the amendment of the charter of Harris (the “Charter Amendment”) by the stockholders of Harris; (iii) the approval for listing on the NYSE of the shares of Harris Common Stock to be issued pursuant to the Merger Agreement; (iv) the expiration or earlier termination of any applicable waiting period, and the receipt of approvals under, domestic and certain foreign antitrust and competition laws; (v) the absence of governmental restraints or prohibitions preventing the consummation of the Merger; and (vi) the effectiveness of the registration statement on Form S-4 registering the Harris Common Stock issuable in the Merger and absence of any stop order or proceedings by the U.S. Securities and Exchange Commission (“SEC”) with respect thereto. The obligation of each of L3 and Harris to consummate the Merger is also conditioned on, among other things, the receipt of a tax representation letter from the other party the purpose of which is to permit each party’s counsel to render a tax opinion as to the tax-free nature of the Merger, the absence of a material adverse effect on the other party, the truth and correctness of the representations and warranties made by the other party on the date of the Merger Agreement and on the closing date (subject to certain “materiality” and “material adverse effect” qualifiers), and the performance by the other party in all material respects of its obligations under the Merger Agreement. In addition, the obligation of L3 to consummate the Merger is conditioned on the implementation, at the Effective Time, of the governance-related matters described above.

Certain Other Terms of the Merger Agreement

The Merger Agreement contains mutual customary representations and warranties made by each of L3 and Harris, and also contains mutual customary pre-closing covenants, including covenants, among others, (i) to operate its businesses in the ordinary course consistent with past practice in all material respects and to refrain from taking certain actions without the other party’s consent, (ii) not to solicit, initiate, propose, knowingly encourage or knowingly take any action designed to facilitate, and, subject to certain exceptions, not to participate in any discussions or negotiations, provide any non-public information or cooperate in any way with respect to, any inquiries or the making of, any proposal or offer of an alternative transaction, (iii) subject to certain exceptions, not to withdraw, qualify or modify the recommendation of its board of directors for the Merger Agreement or the Merger, as applicable and (iv) to use its respective reasonable best efforts to obtain governmental, regulatory and third party approvals. In addition, the Merger Agreement contains covenants that require each of L3 and Harris to call and hold a stockholder meeting to obtain the requisite stockholder approval and, subject to certain exceptions, each of the board of directors of L3 and Harris to recommend to its stockholders, in the case of L3, to adopt the Merger Agreement and, in the case of Harris, to approve the Share Issuance and adopt the Charter Amendment.

The Merger Agreement contains certain termination rights for each of L3 and Harris, including in the event that (i) the Merger is not consummated on or before September 30, 2019 (as that date may be extended to (and including) December 31, 2019 by either party under certain circumstances in which the withdrawal of the United Kingdom from the European Union necessitates additional competition filings and approvals if such filings or approvals are not obtained by September 30, 2019, the “Outside Date”), (ii) the requisite approval of the stockholders of L3 or the stockholders of Harris is not obtained at the respective stockholder meetings or (iii) any restraint having the effect of preventing the consummation of the Merger has become final and non-appealable.

In addition, L3 and Harris can each terminate the Merger Agreement upon a material breach by the other party and, prior to attaining the requisite approval of the stockholders of the other party if, among other things, the other party’s board of directors has changed its recommendation that its stockholders, in the case of L3, adopt the Merger Agreement or, in the case of Harris, approve the Share Issuance or adopt the Charter Amendment, or has failed to make or reaffirm such recommendation in certain circumstances.

The Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, including termination by Harris as a result of an adverse change of recommendation by L3’s board of directors, L3 will pay to Harris a termination fee equal to $590 million in cash. Harris must pay L3 a termination fee equal to $700 million in cash in reciprocal circumstances.

At the Effective Time, L3’s equity awards will, in accordance with the terms and conditions that were applicable to such awards prior thereto, generally automatically vest and be settled in Harris Common Stock (with stock options automatically converted into stock options with respect to Harris Common Stock), in each case, after giving effect to the Exchange Ratio and appropriate adjustments to reflect the consummation of the Merger and the terms and conditions applicable to such awards prior to the Effective Time. At the Effective Time, Harris stock options will automatically vest and other Harris equity awards will automatically vest and be settled in Harris Common Stock, in each case, in accordance with the terms and conditions that were applicable to such awards prior to the Effective Time.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about L3 or Harris or their respective businesses. Investors should note that the representations, warranties and covenants contained in the Merger Agreement have been made solely for the benefit of the parties to the Merger Agreement. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure letters provided by each of L3 and Harris in connection with the signing of the Merger Agreement. These confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement were used for the purpose of allocating risk between L3 and Harris rather than establishing matters as facts, are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors and were made only as of the date of the Merger Agreement (or such other date or dates as may be specified in the Merger Agreement). Accordingly, the representations and warranties in the Merger Agreement should not be relied upon as characterizations of the actual state of facts about L3 or Harris.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Letter Agreement with Christopher E. Kubasik

In connection with the Merger Agreement, on October 12, 2018, L3 entered into a letter agreement (the “Letter Agreement”) with L3’s Chief Executive Officer, Christopher E. Kubasik, to confirm the terms of the changes to his roles and compensation arrangements in anticipation of, in connection with and following the contemplated Merger. L3 and Mr. Kubasik may enter into additional agreements to formalize matters reflected in the Letter Agreement. The Letter Agreement will be deemed void ab initio if the Merger Agreement is terminated before the consummation of the Merger.

The Letter Agreement provides for the following:

•
As described in the “Governance” section above, from the closing of the Merger Mr. Kubasik will serve as the Vice-Chairman, President and Chief Operating Officer of the combined company through the second anniversary of the closing of the Merger or, if earlier, the date that the Harris CEO ceases to serve as the Chief Executive Officer of the combined company, at which point Mr. Kubasik will become the Chief Executive Officer of the combined company. On the third anniversary of the closing of the Merger, Mr. Kubasik will become Chairman of the combined company.

•
Beginning at the closing of the Merger, Mr. Kubasik will receive a base salary of $1,450,000 per year, annual target bonus opportunity of $2,500,000, and long-term incentive compensation having a grant date fair value $10,250,000 per year. In all cases, the compensation elements provided to Mr. Kubasik will be no less than the corresponding amounts provided to the Harris CEO.

•
After the closing of the Merger, Mr. Kubasik will receive a one-time integration award of performance stock units with a target value of $2,500,000 (subject to certain performance-based multipliers) and performance-based non-qualified stock options with a grant date value of $5,000,000 and a ten-year term. The performance stock units and options generally vest at the end of three years, subject to continued employment and achievement of performance goals.

•
The protection period under which Mr. Kubasik will be covered by L3’s Amended and Restated Change in Control Severance Plan (the “CIC Plan”) will be extended until the fourth anniversary of the closing of the Merger, in the event of his termination without “cause” or for “good reason” (as defined in the CIC Plan).

•
In the event of his termination without cause or for good reason, Mr. Kubasik’s outstanding options (other than those granted as part of the integration award) and restricted stock units will become fully vested, exercisable and payable, as applicable, and options will remain exercisable for their full remaining term. Outstanding performance stock units (other than those granted as part of the integration award) remain outstanding and eligible to vest for the remainder of the performance period. The integration award will remain outstanding and eligible to vest as to all or a portion of the award based on the date of termination and applicable performance. The integration award options that vest will remain exercisable for their full term.

•
The definition of “good reason” under the CIC Plan as applicable to Mr. Kubasik will be modified to include as “good reason” events: the failure to promote him to the contemplated new roles upon and after the closing of the Merger; the failure of the Harris CEO to cease providing services to the combined company on or before the third anniversary of the closing of the Merger; or the combined company’s material breach of the Letter Agreement. Mr. Kubasik will agree to a limited waiver of his “good reason” rights related to his contemplated relocation to Florida, certain across-the-board changes in employee benefits, and his transition to the role of Vice Chairman, President and Chief Operating Officer at the closing of the Merger.

•
The definition of “cause” under the CIC Plan as applicable to Mr. Kubasik will be modified to include as a “cause” event an act of misconduct in violation of certain combined company policies or federal or applicable state law for discrimination or sexual harassment of subordinate employees that creates a material risk of meaningful harm to the combined company.

•	Mr. Kubasik will also receive an additional payment of up to $1,250,000 for relocation-related expenses, with gross up of amounts taxed as ordinary income.

Additional information regarding L3’s executive compensation programs, including information about the CIC Plan, can be found in L3’s proxy statement for its 2018 Annual Meeting of Stockholders and in L3’s quarterly report on Form 10-Q for the quarterly period ended June 29, 2018, each of which has been filed with the SEC.

Item 9.01	Financial Statements and Exhibits.

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of October 12, 2018, by and among Harris Corporation, L3 Technologies, Inc. and Leopard Merger Sub Inc.*

*
Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. L3 hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

Important Additional Information and Where to Find It

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This report is being made in respect of the proposed merger transaction between L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris”). In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include the Joint Proxy Statement of L3 and Harris and a Prospectus of Harris, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to L3 stockholders and Harris stockholders. This report is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that either or both of L3 or Harris or any of their respective affiliates may file with the SEC or make available to their respective stockholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about L3 and Harris, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from L3 by accessing L3’s website at https://www.l3t.com/ or from Harris by accessing Harris’s website at https://www.harris.com/.

L3 and Harris and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from L3 stockholders and Harris stockholders in respect of the proposed transaction. Information regarding L3’s directors and executive officers is contained in L3’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Information regarding Harris’s directors and executive officers is contained in Harris’s Annual Report on Form 10-K for the year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

Certain of the matters discussed in this report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than historical facts may be forward-looking statements; words such as “may,” “will,” “should,” “likely,” “projects,” “financial guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward-looking statements. L3 and Harris caution investors that these statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond L3’s and Harris’ control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition to factors previously disclosed in L3’s and Harris’s reports filed with the SEC and those identified elsewhere in this report, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of L3 and Harris to terminate the definitive merger agreement between L3 and Harris; the outcome of any legal proceedings that may be instituted against L3, Harris or their respective directors; the risk that the stockholder approvals of L3 or Harris may not be obtained on the expected schedule or at all; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger in a timely manner or at all, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the L3 and Harris businesses or fully realizing anticipated cost savings and other benefits; business disruptions from the proposed merger that may harm L3’s or Harris’s businesses, including current plans and operations; any announcement relating to the proposed transaction could have adverse effects on the ability of L3 or Harris to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. government and other governments, or on L3’s or Harris’s operating results and businesses generally; the risk that the announcement of the proposed transaction could have adverse effects on the market price of the common stock of either or both of L3’s and Harris’s common stock and the uncertainty as to the long-term value of the common stock of the combined company following the merger; certain restrictions during the pendency of the merger that may impact L3’s or Harris’s ability to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which L3 and Harris operate; and events beyond L3’s and Harris’s control, such as acts of terrorism.

These forward-looking statements speak only as of the date of this report or as of the date they were made, and neither L3 nor Harris undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in L3’s and Harris’s most recent reports on Form 10-K for the years ended December 31, 2017 and June 29, 2018, respectively, and any material updates to these factors contained in any of L3’s and Harris’s subsequent and future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, you should not place any reliance on these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

L3 TECHNOLOGIES, INC.

By:	/s/ Ann D. Davidson
	Name:	Ann D. Davidson
	Title:	Senior Vice President and Chief Legal Officer
Dated: October 15, 2018